Exhibit 99.4

Appendix C

Unaudited Pro Forma Consolidated Financial Statements
Till Capital Ltd.

Till Capital Ltd.
Pro Forma Interim Consolidated Balance Sheets
As at March 31, 2015
(Unaudited - Expressed in Canadian dollars)

		Omega
	Till Capital	Insurance	Pro Forma		Pro Forma
	Ltd.	Holdings Inc.	Adjustments	Notes	Consolidated
ASSETS
Cash	$30,510,485	$1,057,558	$(15,136,705)	2.a.b.	$16,431,338
Investments	8,174,796	27,528,531			35,703,327
Receivables	-	3,817,330	3,461,000	2.c.	7,278,330
Reinsurance assets	-	9,004,666			9,004,666
Deferred policy acquisition costs	-	663,629			663,629
Property, plant and equipment	5,992,633	56,026			6,048,659
Royalty and mineral interests	17,689,056	-			17,689,056
Deferred income taxes	-	668,000			668,000
Other assets	1,478,100	91,969			1,570,069
Goodwill	438,230	1,597,314	2,531,786	2f.	4,567,330
Total assets	$64,283,300	$44,485,023	$(9,143,919)		$99,624,404

LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,421,659	$5,250,827	$150,000	2e.	$6,822,486
Unearned commissions		478,755			478,755
Insurance contract liabilities	8,320,474	20,346,678	2,390,000	2.c.	31,057,152
Other liabilities	542,966	5,007,175	1,867,669	2.b.c.	7,417,810
Total liabilities	10,285,099	31,083,435	4,407,669		45,776,203

Equity
Share capital	3,923	12,950,000	(12,950,000)	2.a.d.	3,923
Contributed surplus	47,910,291	-			47,910,291
Accumulated other comprehensive income	3,987,749	869,123	(869,123)	2.a.d.	3,987,749
Deficit	(4,439,408)	(417,535)	267,535	2.a.d.e.	(4,589,408)
Equity attributable to shareholders of Till	47,462,555	13,401,588	(13,551,588)		47,312,555
Non-controlling interests	6,535,646	-	-		6,535,646
Total Equity	53,998,201	13,401,588	(13,551,588)		53,848,201

Total liabilities and equity	$64,283,300	$44,485,023	$(9,143,919)		$99,624,404

Till Capital Ltd.
Pro Forma Consolidated Statements of Comprehensive Income (Loss)
For The Ten Months Ended December 31, 2014
(Unaudited Expressed in Canadian Dollars)

		Omega Insurance	Pro Forma		Pro Forma
	Till Capital Ltd.	Holdings Inc.	Adjustments	Notes	Consolidated
Revenue
Gross insurance premiums written	$7,077,660	$26,077,608			$33,155,268
Insurance premiums ceded to reinsurers	-	(6,829,698)			(6,829,698)
Net insurance premiums written	7,077,660	19,247,910			26,325,570
Change in net unearned premiums	-	(64,817)			(64,817)
Net earned premium	7,077,660	19,183,093			26,260,753
Consulting and management fee income		437,666			437,666
Net investment income	754,077	475,094			1,229,171
Total revenue	7,831,737	20,095,853			27,927,590

Expenses
Net claim and adjustment expenses	7,873,366	10,887,898			18,761,264
Policy acquisition expenses	-	7,806,651			7,806,651
Transaction costs	-	-	200,000	3.a.	200,000
General and administrative	2,813,021	1,239,480			4,052,501
Staff costs	1,182,610	-			1,182,610
Stock-based compensation	470,980	-			470,980
Impairments, losses, and write-offs	3,657,635	-			3,657,635
Foreign exchange gain	1,085,758	-			1,085,758
Unrealized gain on derivative	(207,663)	-			(207,663)
Other expenses	11,743	-			11,743
Total expenses	16,887,450	19,934,029	200,000		37,021,479
Income (loss) before income taxes	(9,055,713)	161,824	(200,000)		(9,093,889)
Income tax	-	(29,000)	-		(29,000)
Deferred income tax recovery	2,636,000	-	-		2,636,000
Income (loss) for the period	$(6,419,713)	$132,824	$(200,000)		$(6,486,889)
Income (loss) attributable to:
Shareholders of Till Capital Ltd.	(5,527,614)	132,824	(200,000)		(5,594,790)
Non-controlling interests	(892,099)	-	-		(892,099)
	$(6,419,713)	$132,824	$(200,000)		$(6,486,889)
Basic loss per share of Till	$(1.66)				$(1.68)
Weighted average number of shares outstanding	3,329,269				3,329,269

Till Capital Ltd.
Pro Forma Interim Consolidated Statements of Comprehensive Income (Loss)
For The Three Months Ended March 31, 2015
(Unaudited - Expressed in Canadian dollars)

		Omega Insurance	Pro Forma		Pro Forma
	Till Capital Ltd.	Holdings Inc.	Adjustments	Notes	Consolidated
Revenue
Gross insurance premiums written	$-	$11,407,259			$11,407,259
Insurance premiums ceded to reinsurers	-	(10,991,775)			(10,991,775)
Net insurance premiums written	-	415,484			415,484
Change in net unearned premiums	-	990,136			990,136
Net earned premium	-	1,405,620			1,405,620
Consulting and management fee income	-	147,666			147,666
Net investment income (expense)	(365,678)	160,704			(204,974)
Total revenue (loss)	(365,678)	1,713,990			1,348,312

Expenses
Net claim and adjustment expenses	-	739,250			739,250
Policy acquisition expenses	-	425,008			425,008
Transaction costs	-	-	150,000	3.b.	150,000
General and administrative	1,268,860	398,439			1,667,299
Staff costs	115,231	-			115,231
Stock-based compensation	429,223	-			429,223
Impairments, losses, and write-offs	128,078	-			128,078
Foreign exchange gain	1,830,398	-			1,830,398
Other expense	2,691	-			2,691
Total expenses	3,774,481	1,562,697	150,000		5,487,178
Income (loss) before income taxes	(4,140,159)	151,293	(150,000)		(4,138,866)
Income tax	-	(35,000)	-		(35,000)
Income (loss) for the period	$(4,140,159)	$116,293	$(150,000)		$(4,173,866)
Income (loss) attributable to:
Shareholders of Till Capital Ltd.	(3,643,701)	116,293	(150,000)		(3,677,408)
Non-controlling interests	(496,458)	-	-		(496,458)
	$(4,140,159)	$116,293	$(150,000)		$(4,173,866)
Basic loss per share of Till	$(1.02)				$(1.03)
Weighted average number of shares outstanding	3,569,184				3,569,184

Till Capital Ltd.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited – Expressed in Canadian dollars)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2015 and the unaudited pro forma consolidated statements of comprehensive income (loss) for the ten month period ended December 31, 2014 and for the three month period ended March 31, 2015, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The accompanying unaudited pro forma consolidated balance sheet gives effect to the acquisition by Till Capital Ltd. (“Till” or the “Company”) of Omega Insurance Holdings Inc. (“Omega”) as though it had taken place as of March 31, 2015. The accompanying unaudited pro forma consolidated statements of comprehensive income (loss) for the ten month period ended December 31, 2014 and for the three month period ended March 31, 2015 have been prepared as if the acquisition was completed on March 1, 2014. The transaction closed on May 15, 2015.

These pro forma consolidated financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of Till and the most recent annual financial statements of Omega.

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2015 has been prepared from information derived from the unaudited interim consolidated balance sheet of Till as at March 31, 2015, the unaudited interim consolidated balance sheet of Omega as at March 31, 2015, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of comprehensive income (loss) for the ten month period ended December 31, 2014 has been prepared from information derived from the audited consolidated statement of comprehensive loss of Till for the ten month period ended December 31, 2014, the audited consolidated statement of comprehensive income of Omega for the year ended December 31, 2014 backing out the first two months of 2014, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of comprehensive income (loss) for the three month period ended March 31, 2015 has been prepared from information derived from the unaudited interim consolidated statement of comprehensive loss of Till for the three month period ended March 31, 2015, the unaudited interim consolidated statement of comprehensive income of Omega for the three month period ended March 31, 2015, and the adjustments and assumptions outlined below.

The unaudited pro forma adjustments and consideration transferred are preliminary and are based on management’s estimates of the fair value of the assets acquired and liabilities assumed. Because the Company has only recently acquired Omega, it is not practical to definitively determine the fair value of the assets acquired and liabilities assumed. The Company is currently working on finalizing fair values of certain assets and liabilities. The final fair values will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual net tangible assets of Omega that existed as of May 15, 2015. Any final adjustments would affect the fair value assigned to the assets and the liabilities included in these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only, and cannot be relied on as being indicative of the future financial position or operating results of the Company. The Company will account for the acquisition using the acquisition method and the results of operations of Omega will be consolidated into the Company’s earnings in the second quarter of 2015 with effect from May 15, 2015.

2.	Unaudited pro forma consolidated balance sheet

The unaudited pro forma consolidated balance sheet has been prepared as though the acquisition of Omega had taken place on March 31, 2015.

The following assumptions and adjustments have been made to the consolidated balance sheet of the Company and the consolidated balance sheet of Omega as at March 31, 2015.

The total purchase consideration noted below has been allocated to the Company’s assets and liabilities, based on the estimated fair value of such items. These fair values are based on management’s estimates and are subject to change once final valuations have been completed.

Total purchase price:
Purchase price	15,933,374
Pending payment	1,071,000
Total purchase price	17,004,374

Allocation:
Cash	1,057,558
Investments	27,528,531
Receivables	3,817,330
Reinsurance assets	9,004,666
Deferred policy acquisition costs	663,629
Property, plant and equipment	56,026
Deferred income taxes	668,000
Other assets	91,969
Net asset of the pending insurance contracts	1,071,000
Goodwill	4,129,100
Total fair value of assets acquired	48,087,809
Accounts payable and accrued liabilities	5,250,827
Unearned commissions	478,755
Insurance contract liabilities	20,346,678
Other liabilities	5,007,175
Total liabilities assumed	31,083,435
Net assets acquired	17,004,374

The adjustments to reflect the effects of the acquisition are as follows:

a)	The pro forma consolidated financial statements incorporate the assumption that the Company acquired 100% of the shares of Omega as a result of the Share Purchase Agreement.

b)	The acquisition of Omega was paid for by cash in the amount equal to 95% of 120% of Omega’s book value on the closing date with a 5% initial holdback amount to be paid at the end of 2015 subject to adjustments according to the Share Purchase Agreement. This resulted in a decrease in cash of $15,136,705 and an increase in other liabilities of $796,669.

c)	The Company will also pay an additional amount estimated at $1,071,000 for new insurance transactions in process. This resulted in an increase in other liabilities of $1,071,000. The estimated premiums and estimated liabilities of these new insurance transactions increased receivables by $3,461,000 and increased insurance contract liabilities by $2,390,000.

d)	Omega’s share capital in the amount of $12,950,000, accumulated other comprehensive income of $869,123 and deficit of $417,535 were eliminated as a result of the acquisition.

e)	As part of the closing of the acquisition, certain professional fees and other costs related to the acquisition estimated at $150,000 were accrued. This resulted in an increase in accounts payable and accrued liabilities and an increase in deficit.

f)	Goodwill of $1,597,314 on Omega’s balance sheet was eliminated. The difference between the total purchase price and net asset valued acquired in the amount of $4,129,100 was recorded as goodwill.

3.	Unaudited pro forma consolidated statements of comprehensive income (loss) for the ten month period ended December 31, 2014 and for the three month period ended March 31, 2015

The unaudited pro forma consolidated statements of comprehensive income (loss) for the ten month period ended December 31, 2014 and for the three month period ended March 31, 2015 have been prepared as if the acquisition was completed on March 1, 2014.

The following pro forma adjustments have been made for the purpose of the unaudited pro forma consolidated statements of comprehensive income (loss):

a)	As part of the closing of the acquisition, certain professional fees and other costs related to the acquisition estimated at $200,000 were accrued in the ten month period ended December 31, 2014. This resulted in an increase in transaction costs and an increase in loss for the period.

b)	As part of the closing of the acquisition, certain professional fees and other costs related to the acquisition estimated at $150,000 were accrued in the three month period ended March 31, 2015. This resulted in an increase in transaction costs and an increase in loss for the period.